Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tabula Rasa HealthCare, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-214025) on Form S-8 of Tabula Rasa HealthCare, Inc. of our report dated March 14, 2017, with respect to the consolidated balance sheets of Tabula Rasa HealthCare, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, which report appears in the December 31, 2016 annual report on Form 10-K of Tabula Rasa HealthCare, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 14, 2017